Second Quarter Report

FOR THE PERIOD ENDING NOVEMBER 30, 2007

medicure

A HEART FOR LIFE

Message to Shareholders, January 2008

The second quarter of fiscal 2008 brought us closer to the results from our Phase 3 MEND-CABG II trial. This pivotal registration study is evaluating our FDA Fast Tracked product MC-1's safety and cardioprotective efficacy in patients undergoing coronary artery bypass graft (CABG) surgery, with top-line results expected in the third quarter of fiscal 2008. The results of more than a decade of hard work are on the horizon and the anticipation at Medicure and within the cardiology community is increasing.

The highlights for the second quarter of fiscal 2008 are noted below, with further details in the Management's Discussion & Analysis for the period ended November 30, 2007.

Clinical Update
In September, Medicure announced that it completed enrollment for its MEND-CABG II trial two months earlier than we had forecast. The completion of patient enrollment in MEND-CABG II is a tribute to the support and confidence of the clinical investigators and patients participating in the trial, and also speaks to our clinical team's ability to meet and exceed timeline expectations.

We believe MC-1 represents a significant improvement in the care of CABG surgery patients, and could become the first cardioprotective therapy approved to reduce mortality and morbidity in this patient population.

Corporate Update
During our second quarter of fiscal 2008, Medicure strengthened its cash position through the completion of two financings totaling US$41 million.

Under the terms of the first agreement, Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. provided Medicure with an upfront cash payment of US$25 million. Birmingham will receive an escalating minimum annual return starting at US$2.5 million based on AGGRASTAT® revenue or MC-1 until May 31, 2020. Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved.

In a separate transaction Medicure raised total gross proceeds of US$16 million. Under terms of the private placement, Medicure issued approximately 13.9 million common shares at a price of US$1.15, together with warrants, to purchase approximately 4.37 million additional common shares. The warrants have a five-year term and an exercise price of US$1.50.

Subsequent to quarter end, Medicure announced that David Banks joined its Board of Directors. Mr. Banks brings to the Board more than 35 years of international investment banking and private equity investing experience that will be important as we look to build shareholder value in the coming quarters.

AGGRASTAT® Update
During the first half of fiscal 2008, sales of AGGRASTAT® continued to decline as compared to the same period in fiscal 2007. The Company recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization. The Company believes it has taken the corrective steps to address this issue with the recent hiring of Mr. Brian Best as Vice President, Marketing and the transition to an internally managed and more cost effective operation under Brian's leadership. Brian has 16 years of pharmaceutical industry experience including six years with Millennium Pharmaceuticals Inc. and Cor Therapeutics Inc. where he held senior positions including Director of

Medical Affairs and Director of Marketing, Cardiovascular. Brian will play a critical role in the stabilization and long-term expansion of our commercial operations in the United States.

We are building a dynamic and entrepreneurial team with extensive acute cardiovascular experience and are optimistic that it will translate into revenue growth for AGGRASTAT® in the coming year.

I would like to thank you, our shareholders, for your continued support.

Yours sincerely,

/s/ Albert D. Friesen

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

January 3, 2008

Management's Discussion & Analysis of Financial Condition and Results of Operations
 For the Six Month Period Ended November 30, 2007

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management's Discussion and Analysis and financial statements contained in our 2007 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company's fiscal year end is May 31.

Overview
Medicure Inc. is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Status
AGGRASTAT®	Acute Coronary Syndrome	Currently marketed
MC-1	Coronary Artery Bypass	Phase 3
Graft Surgery
MC-1	Acute Coronary Syndrome	Phase 2 complete*
MC-1	Stroke	Phase 1 complete
MC-4232	Diabetes/Hypertension	Phase 2 complete
MC-4262	Metabolic Syndrome/Hypertension	Phase 1 complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. AGGRASTAT® was not being actively promoted at the time of acquisition. AGGRASTAT® is complementary to the Company's cardiovascular strategy and provides the Company with a presence in the marketplace.

The Company's research and development program is currently focused on the clinical development of the Company's lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase 2 MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.

The Company's second product candidate, MC-4232, is a novel combination drug for the treatment of patients with coexisting diabetes and hypertension. The coexisting conditions present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 combines MC-1's cardioprotective properties with the ACE Inhibitor, lisinopril, one of the most common forms of hypertensive therapy. The results from the Phase 2 clinical trial, MATCHED, demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

The Company has also initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company's new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of material measurement differences to generally accepted accounting principles in the United States ("US GAAP") is presented in note 9 to the unaudited consolidated financial statements for the three and six month periods ended November 30, 2007. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes and stock-based compensation.

Changes in Accounting Policies

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530 "Comprehensive Income" ("Section 1530"), CICA Handbook Section 3855 "Financial Instruments - Recognition and Measurement" ("Section 3855"), CICA Handbook Section 3861 "Financial Instruments - Disclosure and Presentation" ("Section 3861"), CICA Handbook Section 3865 "Hedges" ("Section 3865"), and CICA Handbook Section 3251 "Equity" ("Section 3251"). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company's financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

Cash and cash equivalents are classified as "Held for trading". They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

Accounts receivable are classified as "Loans and receivables". They are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities and long-term debt are classified as "Other financial liabilities". These items and any related transaction costs are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company's financial statements at the time of adoption.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

Upon adoption of these new standards, the Company reallocated an amount for warrants issued in prior fiscal years from common shares based on their fair values under the Black-Scholes model.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company's financial statements.

Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company's sales are made to pharmaceutical wholesalers for further distribution to end consumers. As such, the Company's product revenue recognized may be less or greater than underlying demand for the product.

Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. In determining the amounts of certain of these allowances and accruals, the Company uses estimates. The Company estimates chargebacks, discounts, product returns, and other rebates using the following factors: contract prices and terms with customers, estimated customer and wholesaler inventory levels, and average contractual chargeback rates.

Interest income is recognized as earned.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses
Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company's patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company's results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company's ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company's results of operations.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company's history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company's balance sheets.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company's stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company's stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three month and six month periods ended November 30, 2007, the Company recorded stock compensation expense of $118,000 and $255,000 (three and six month periods ended November 30, 2006 $241,000 and $426,000, respectively).

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$ except per share data)	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007
Product sales, net	324	479	1,724	2,522
Other income	297	306	448	467
Net loss	(16,940)	(15,083)	(13,999)	(8,365)
Loss per share	(0.14)	(0.13)	(0.12)	(0.08)
	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006
Product sales, net	1,419	280	-	-
Other income	287	389	167	61
Net loss	(6,093)	(3,246)	(2,479)	(2,718)
Loss per share	(0.06)	(0.03)	(0.03)	(0.04)

The increase in the quarterly loss for the three month period ended November 30, 2007 as compared to the three month period ended August 31, 2007 was primarily the result of increasing Phase 3 costs related to MC-1 and a decrease in product sales for AGGRASTAT®. The Company's increasing quarterly losses in the previous four fiscal quarters and compared to the three month period ended November 30, 2006 relates primarily to the initiation and enrollment of the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007.

Results of Operations

Revenue
The change in revenue for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Product sales, net	324	1,419	(1,095)	803	1,699	(896)

Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Net product sales are lower for the three month period ended November 30, 2007 as compared to the same period in fiscal 2007 for several reasons including the reconfiguring of the Company's commercial operations during the first quarter of fiscal 2008 and the continued decline in demand from hospitals. While the Company's focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and has since transitioned to an internally managed and more cost effective operation. This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues. Wholesaler inventory levels were reduced during the first and second quarters and there will continue to be adjustments as required. Finally, the Company's estimate for customer chargebacks increased during the quarter which resulted in an additional decrease in net product sales.

Cost of goods sold
The change in cost of goods sold for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Cost of goods sold	49	54	(5)	86	64	22

Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® and will continue until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones.

The decrease in cost of goods sold for the three month period ended November 30, 2007 compared to the same period in fiscal 2007 is due to lower product sales in the quarter. This is partially offset by the commencement of royalty payments to Merck & Co. on net sales of AGGRASTAT® in the third quarter of fiscal 2007.

Selling, general and administrative
Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The change in selling, general and administrative expenditures for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Selling, general and administrative expenditures - AGGRASTAT®	2,274	1,627	647	4,395	1,945	2,450
Selling, general and administrative expenditures - Other	1,598	1,031	567	2,701	1,873	828
Total selling, general and administrative expenditures	3,872	2,658	1,214	7,096	3,818	3,278

Selling, general and administrative expenditures increased during the three month period ended November 30, 2007 as compared to the same period in fiscal 2007 due to costs associated with the Company's AGGRASTAT® operations. The Company acquired the US rights to AGGRASTAT® near the end of the first quarter of fiscal 2007 and did not have a sales force in place until partially through the second quarter of fiscal 2007. In addition, other selling, general and administrative expenses were higher during the quarter due to higher salaries and professional fees.

Research and Development
Research and development expenditures include costs associated with the Company's clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the three month and six month periods ended November 30, 2007 and November 30, 2006 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Clinical trial programs	10,743	3,170	7,573	21,399	5,428	15,971
Pre-clinical programs	433	565	(132)	892	994	(102)
Other research and development costs	55	81	(26)	177	180	(3)
Total research and development expenditures	11,231	3,816	7,415	22,468	6,602	15,866

Research and development expenditures increased by $7,415,000 to $11,231,000 in the second quarter of fiscal 2008 as compared to $3,816,000 in the same period of fiscal 2007. As expected, research and development expenditures were significantly higher as compared to the same period in fiscal 2007 due to the ongoing Phase 3 MEND-CABG II clinical trial that commenced in the second quarter of fiscal 2007.

Clinical Trial Programs

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with phase 3 clinical trials is generally substantially greater than that for phase 2 trials. This results from the increased numbers of clinical sites and patients that are required for phase 3 trials. The investment in the clinical products is expensed for accounting purposes and is the key driver of the Company's losses, which are a direct result of advancing programs forward.

MC-1 CABG Program
During the second quarter we continued our clinical development of MC-1 for the treatment of Coronary Artery Bypass Graft (CABG) patients. Significant clinical results for the program are as follows:

The MEND-CABG Study: The study was a Phase 2 placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Company reported positive top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures in the second quarter of fiscal 2007. The Company completed enrollment of the 3,000 patients in September 2007 for the MEND-CABG II trial. Over 130 cardiac centres throughout North America and Europe participated in the study, which is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute.

Cost incurred during the current quarter related to regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs.

For the three month and six month periods ended November 30, 2007, total expenditures for the MEND-CABG program were $10,704,000 and $21,353,000 respectively, as compared to $3,135,000 and $5,343,000 for the same periods in fiscal 2007.

MC-4232 Program
During the second quarter we continued our clinical development of MC-4232 for the treatment of patients with co-existing diabetes and hypertension. Significant clinical results for the program are as follows:

The MATCHED Study: The Phase 2 study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

Cost incurred during the current quarter related to data analysis and planning for future clinical development. For the three month and six month periods ended November 30, 2007, total expenditures for the MC-4232 program were $7,000 and $14,000 respectively, as compared to $34,000 and $85,000 for the same periods in fiscal 2007.

Based on the positive results, the Company plans to advance the clinical development program of MC-4232.

Preclinical Programs

The objective of the Company's drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to pre-clinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further pre-clinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic reperfusion injury. The Company's library of novel anti-ischemics includes MC-5422, a novel agent that has displayed potent capabilities of reducing damage from ischemic reperfusion. At the same time as the Company's other anti-ischemics are being screened to evaluate their biological effect, the Company continues pre-clinical studies of MC-5422 with a view to future clinical testing.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments.

Research and development expenditures are expected to decline significantly upon completion of the MEND-CABG II study in the first quarter of calendar 2008.

Amortization
The change in amortization for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Amortization	802	583	219	1,604	719	885

The increase in amortization in the second quarter in fiscal 2008 compared to the same period in fiscal 2007 is the result of increased amortization associated with AGGRASTAT® intangibles.

Interest and Other Income
The change in interest and other income for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Interest and other income	297	287	10	603	676	(73)

The increase in interest and other income in the second quarter of fiscal 2008 is the result of higher cash and cash equivalents balance as compared to the same period of the prior fiscal year. Investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Interest Expense
The change in interest expense for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Interest expense	1,125	597	528	1,663	745	918

The increase in interest expense in the three month period ended November 30, 2007 as compared to the same period in fiscal 2007 is primarily due to interest on the US$25 million in long-term debt that the Company secured in the current quarter.

Foreign Exchange Gain/Loss
The change in foreign exchange gain/loss for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Foreign exchange loss (gain)	57	90	(33)	87	(235)	322

The small foreign exchange loss in the second quarter of fiscal 2008 is due to a decrease in the strength of the U.S. dollar relative to the Canadian dollar in the period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars to finance the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG II study, AGGRASTAT® expenses incurred in the U.S. and U.S. denominated long-term debt. As at November 30, 2007, the Company has approximately US$26.8 million in U.S. denominated cash and cash equivalents.

Loss for the Period
The consolidated net loss for the three month and six month periods ended November 30, 2007 and November 30, 2006 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$, except per share data)	FY 2008	FY 2007	Increase (Decrease)	FY 2008	FY 2007	Increase (Decrease)

Loss for the period	16,940	6,093	10,847	32,023	9,339	22,684

Loss per share	0.14	0.06	0.08	0.27	0.10	0.17

As discussed above, the consolidated net loss resulted mainly from costs of the Company's clinical development programs, primarily being the Phase 3 MEND-CABG II study. The Company expects to continue to incur a loss in future periods as it continues to invest in product research and development.

Liquidity and Capital Resources
Since the Company's inception, it has financed operations primarily from public and private sales of equity, debt financing, the exercise of warrants and stock options, and interest on excess funds held.

Cash used in operating activities for the six months ended November 30, 2007 was $27,063,000, compared to $8,640,000 for the same period in fiscal 2007. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.

Cash provided by financing activities for the six months ended November 30, 2007 was $34,463,000, compared to cash provided of $17,316,000 for the same period in fiscal 2007. The large cash inflow during the current period resulted from two financings in September 2007. First, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a return based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. Second, the Company closed a private placement with investors raising gross proceeds of US$16 Million. Under the terms of the securities purchase agreements, the Company issued approximately 13.9 million common shares together with warrants to purchase approximately 4.37 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and have an exercise price of US$1.50 each.

Cash used in investing activities for the six months ended November 30, 2007 was $420,000, compared to $21,790,000 for the same period in fiscal 2007. The large decrease in cash used in investing activities in fiscal 2008 compared to fiscal 2007 is due to the Company's acquisition of AGGRASTAT® in the first quarter of fiscal 2007.

At November 30, 2007 the Company had cash and cash equivalents totaling $38,751,000 as compared to $31,770,000 as of May 31, 2007.

The total number of common shares issued and outstanding at November 30, 2007 was 130,307,552 as compared to 116,314,509 at May 31, 2007.

As at January 3, 2008, the Company had 130,307,552 common shares outstanding and has granted 4,936,544 and 16,065,381 options and warrants, respectively, to purchase common shares.

Commitments
As at November 30, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations Payment Due By Fiscal Period
(in thousands of CDN$)	Total	2008	2009-2010	2011-2012	Thereafter

Long-term debt	37,000	-	12,000	831	24,169
Clinical Site Agreement Commitments	1,095	1,095	-	-	-
Clinical Research Organization Agreement Commitments	2,552	2,552	-	-	-
Purchase Agreement Commitments	2,671	483	2,188	-	-
Total	43,318	4,130	14,188	831	24,169

As disclosed above, in September 2007 the Company entered into a debt financing agreement for a US$25 million upfront cash payment. The obligations over the term of this debt and the Merrill Lynch term loan facility secured in August 2006 are reflected in the table above.

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at November 30, 2007, the Company is committed to fund up to a further $2,552,000 related to clinical research agreements with CROs.

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at November 30, 2007, the Company is committed to fund up to an estimated $1,095,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice.

In addition, as at November 30, 2007, the Company has committed to fund a further $27,688,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at November 30, 2007, the Company has provided a research advance of $200,000 (May 31, 2007 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

Guarantees
The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Debt Payment Rates
In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017.

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

Royalties
The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents, which is May 6, 2023. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements other than as discussed above.

Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company does not believe that its results of operations or cash flows would be materially affected by sudden change in market interest rates. The Company has entered into no futures or forward contracts as at November 30, 2007.

Related Party Transactions
During the three month and six month periods ended November 30, 2007 the Company paid companies controlled by a director, a total of $85,000 and $166,000 (three month and six month periods ended November 30, 2006 - $69,000 and $138,000), respectively, for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs throughout fiscal 2008. Research and development expenses are expected to be lower in the third quarter of fiscal 2008 as compared to the second quarter of fiscal 2008, as the MEND-CABG II study nears completion.

It continues to be the Company's plan to explore partnership opportunities for the clinical development and commercialization of MC-1. Such a partnership would provide funding for clinical development and a license agreement for the sale and distribution of the Company's lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into the fourth quarter of fiscal 2008. However, funding requirements may vary depending on a number of factors including the progress of the Company's research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company's AGGRASTAT® operations, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company's product development projects.

Depending upon the results of the Company's AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company's strategic focus in the remainder of fiscal 2008 will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, continue sales and marketing efforts of AGGRASTAT®, and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company's ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information that is required to be disclosed in prescribed filings and reports that are filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") as appropriate to allow timely decisions regarding required disclosure.

The CEO and CFO have designed the Company's disclosure controls and procedures as of November 30, 2007 to provide reasonable assurance that material information relating to the Company was reported as required.

Internal Controls over Financial Reporting

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

There were no changes to the Company's internal controls over financial reporting during the six month period ended November 30, 2007, which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Additional Information
Additional information regarding the Company, including the Company's Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty
With the exception of AGGRASTAT®, all of the Company's products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company's clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company's products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.

In the near-term, a key driver of revenues will be our ability to achieve market penetration of AGGRASTAT®. At the present time we are unable to estimate the level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore unable to estimate when we will achieve profitability, if at all.

The Company's business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company's capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements and information which may not be based on historical fact, including without limitation statements containing the words"believes," "may," "plan," "will," "estimate," "continue," "anticipates," "intends," "expects," and similar expressions and the negative of such expressions. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information. Such factors include, among others, the Company's stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

Additional risks and uncertainties relating to the Company and its business can be found in the "Risk Factors" section of its Annual Report on Form 20-F for the year ended May 31, 2007, which can be obtained on SEDAR (www.sedar.com).

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	November 30,	May 31,
	2007	2007
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 4)	$38,750,916	$31,770,320
Accounts receivable	869,252	2,048,260
Inventories	164,478	640,004
Research advance	200,000	200,000
Prepaid expenses	1,559,860	1,168,603
	41,544,506	35,827,187

Property and equipment	172,138	196,521
Intangible assets	22,251,742	23,412,131
Deferred debt issue expenses (note 3)	-	349,963
	$63,968,386	$59,785,802

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$11,192,027	$8,536,869
Current portion of long-term debt (note 6)	-	6,160,896
	11,192,027	14,697,765

Long-term debt (note 6)	34,301,072	10,781,568

Shareholders' equity:
Capital stock (note 5)	115,975,182	109,102,397
Warrants (notes 5 and 6)	9,094,635	-
Contributed surplus	3,259,315	3,035,024
Deficit	(109,853,845)	(77,830,952)
	18,475,287	34,306,469

	$63,968,386	$59,785,802

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Revenue:
Product sales, net	$324,378	$1,418,809	$803,117	$1,698,796

Expenses:
Cost of goods sold, excluding amortization	48,855	54,301	85,613	63,795
Selling, general and administrative	3,872,253	2,657,782	7,095,843	3,818,382
Research and development (note 7)	11,230,583	3,816,365	22,468,201	6,601,887
Write-off of inventory	425,904	-	425,904	-
Amortization	802,444	582,847	1,604,428	719,420
	16,380,039	7,111,295	31,679,989	11,203,484

Loss before the under noted	(16,055,661)	(5,692,486)	(30,876,872)	(9,504,688)

Other expenses (income):
Interest and other income	(297,041)	(286,933)	(603,285)	(676,372)
Interest expense	1,124,563	596,897	1,662,710	745,247
Foreign exchange loss (gain), net	57,161	90,382	86,596	(235,051)
	884,683	400,346	1,146,021	(166,176)

Loss for the period	(16,940,344)	(6,092,832)	(32,022,893)	(9,338,512)

Other comprehensive income	-	-	-	-

Comprehensive loss for the period	$(16,940,344)	$(6,092,832)	$(32,022,893)	$(9,338,512)

Basic and diluted loss per share	$(0.14)	$(0.06)	$(0.27)	$(0.10)

Weighted average number of common shares used in
computing basic and diluted loss per share	124,956,382	96,157,197	120,644,621	96,112,731

MEDICURE INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)
(Unaudited)

For the six months ended

	November 30,	November 30,
	2007	2006

Capital Stock

Balance, beginning of period	$109,102,397	$81,226,634
Value assigned to warrants issued previously (note 3)	(6,425,336)	-
Exercise of options for cash	90,241	214,713
Private placement on October 5, 2007, net of
issue costs of $744,170	13,207,880	-
Additional share issue costs related to
May 9, 2006 private placement	-	(61,219)
Balance, end of period	115,975,182	81,380,128

Warrants
Balance, beginning of period	-	-
Value assigned to warrants issued previously (note 3)	6,425,336	-
Warrants granted with long-term debt (note 6)	809,344	-
Private placement on October 5, 2007, net of
issue costs of $104,795	1,859,955	-
Balance, end of period	9,094,635	-

Contributed Surplus
Balance, beginning of period	3,035,024	2,070,670
Stock-based compensation	254,532	425,982
Options exercised - transferred to capital stock	(30,241)	(44,047)
Balance, end of period	3,259,315	2,452,605

Deficit
Balance, beginning of period	(77,830,952)	(46,127,566)
Net loss for the period	(32,022,893)	(9,338,512)
Balance, end of period	(109,853,845)	(55,466,078)

Total shareholders' equity	$18,475,287	$28,366,655

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the period	$(16,940,344)	$(6,092,832)	$(32,022,893)	$(9,338,512)
Adjustments for:
Amortization of property and equipment	19,060	9,029	38,457	17,578
Amortization of intangible assets	783,384	573,818	1,565,971	701,842
Amortization of deferred debt issue expenses	97,847	69,940	159,470	79,852
Stock-based compensation	118,180	241,169	254,532	425,982
Write-off of inventory	425,904	-	425,904	-
Unrealized foreign exchange loss (gain)
on long-term debt	(774,365)	584,496	(976,637)	324,763
Change in the following:
Accounts receivable	(82,975)	(1,201,835)	1,179,008	(1,539,184)
Prepaid expenses	(172,121)	(704,985)	(391,257)	(1,102,151)
Inventories	12,467	48,275	49,622	(793,464)
Accounts payable and accrued liabilities	708,160	1,569,702	2,655,158	2,583,205
	(15,804,803)	(4,903,223)	(27,062,665)	(8,640,089)

Investing activities:
Acquisition of property and equipment	(9,512)	(20,185)	(14,074)	(32,178)
Acquisition of intangible assets	(175,782)	(181,064)	(405,582)	(21,757,927)
	(185,294)	(201,249)	(419,656)	(21,790,105)

Financing activities:
Issuance of common shares and warrants, net of
issue costs	15,067,835	92,665	15,127,835	109,447
Proceeds from issuance of long-term debt	25,022,600	-	25,022,600	17,767,685
Repayments of long-term debt	(2,428,704)	-	(3,959,616)	-
Debt issue expenses	(1,727,902)	-	(1,727,902)	(561,059)
	35,933,829	92,665	34,462,917	17,316,073

(Decrease) Increase in cash and cash equivalents	19,943,732	(5,011,807)	6,980,596	(13,114,121)

Cash and cash equivalents, beginning of period	18,807,184	26,818,119	31,770,320	34,920,433

Cash and cash equivalents, end of period	$38,750,916	$21,806,312	$38,750,916	$21,806,312

Supplementary information:
Interest paid	578,052	526,957	1,078,877	665,395
Interest received	187,643	226,183	479,836	562,952

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and on a basis consistent with the Company's annual audited consolidated financial statements for the year ended May 31, 2007, except as disclosed in note 3. The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 9 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2007 audited financial statements.

The current period's financial statements include the operations of the Company for the three month and six month periods ended November 30, 2007. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended November 30, 2007 are not necessarily indicative of the results to be expected for the full year.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company's ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Nature of operations:

The Company is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.

The Company's research and development program is currently focused on the clinical development of the Company's lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

2.	Nature of operations (continued):

To date, the Company has financed its cash requirements primarily through share issuances, debt financing, investment tax credits, government grants and interest income. As the Company is continuing to further its pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required. The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. It is not possible to predict the outcome of the Company's future research and development activities or the financing thereof.

3.	Changes in accounting policies:

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530 "Comprehensive Income" ("Section 1530"), CICA Handbook Section 3855 "Financial Instruments - Recognition and Measurement" ("Section 3855"), CICA Handbook Section 3861 "Financial Instruments - Disclosure and Presentation" ("Section 3861"), CICA Handbook Section 3865 "Hedges" ("Section 3865"), and CICA Handbook Section 3251 "Equity" ("Section 3251"). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company's financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

3.	Changes in accounting policies (continued):

Upon adoption of these new standards, the Company has made the following classifications:

  Cash and cash equivalents are classified as "Held for trading". They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

  Accounts receivable are classified as "Loans and receivables". They are measured at amortized cost using the effective interest rate method.

  Accounts payable and accrued liabilities and long-term debt are classified as "Other financial liabilities". They are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company's financial statements at the time of adoption.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

Upon adoption of these new standards, the Company reallocated $6,425,336 for warrants issued in prior fiscal years from common shares based on their fair values under the Black-Scholes model.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company's financial statements.

4.	Restricted Cash:

As at November 30, 2007, the Company has $12,000,000 (US$12,000,000) (May 31, 2007 - nil) in restricted cash, which is cash on deposit to secure the Merrill Lynch term loan facility (note 6). The term loan facility expires on February 1, 2010.

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

5.	Capital stock:

(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding are as follows:

Number of shares
Common shares:
Balance at May 31, 2007	116,314,509
Private placement for cash on October 5, 2007	13,913,043
Exercise of options for cash	80,000
Balance at November 30, 2007	130,307,552

(c)	Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company's Stock Option Plan is as follows:

Six months ended November 30, 2007			Year ended May 31, 2007
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
period	4,235,528	$1.52	3,300,028	$1.41
Granted	790,000	1.00	1,355,500	1.65
Exercised	(80,000)	0.75	(345,000)	0.83
Cancelled or expired	(448,333)	1.54	(75,000)	1.37
Balance, end of period	4,497,195	$1.43	4,235,528	$1.52

Options exercisable, end
of period	2,570,862		2,318,028

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

5.	Capital stock (continued):

	November 30,	May 31,
	2007	2007

Weighted average fair value per unit of options
granted during the period at market value on
grant date	$0.63	$1.07
Weighted average fair value per unit of options
granted during the period at above market value
on grant date	-	-

Options outstanding at November 30, 2007 consist of the following:

Range of		Weighted average		Options outstanding
exercise	Number	remaining		weighted average	Number
prices	outstanding	contractual life		exercise price	exercisable

$0.75 - 1.95	4,247,195	6.2	years	$1.37	2,320,862
2.11 - 2.64	250,000	2.6	years	2.30	250,000

	4,497,195	6.0	years	$1.43	2,570,862

The compensation expense related to stock options granted under the Stock Option Plan during the three month and six month periods ended November 30, 2007 aggregated $118,180 and $254,532, respectively (three and six months ended November 30, 2006 - $241,169 and $425,982). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30,	August 31,
	2007	2007

Expected option life	6.6 years	6.7 years
Risk-free interest rate	4.14%	4.14%
Dividend yield	-	-
Expected volatility	64.97%	65.95%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

5.	Capital stock (continued):

(d)	Warrants:

				Granted		Granted
Issuee	Original	Value	May 31,	(Exercised)	May 31,	(Exercised)	August 31,
(Expiry date)	granted	per share	2006	(Cancelled)*	2007	(Cancelled)*	2007

104,110 units
(August 19, 2008)	104,110	1.18	104,110	-	104,110	-	104,110

2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750	-	2,602,750	-	2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000	-	4,000,000	-	4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	-	3,984,608	3,984,608	-	3,984,608

1,000,000 units
(December 31, 2016)	1,000,000	US 1.26	-	-	-	1,000,000	1,000,000

4,373,913 units
(October 5, 2012)	4,373,913	US 1.50	-	-	-	4,373,913	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 6(a).

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

6.	Long-term debt:

Long-term debt consists of the following:

Birmingham long-term debt (a)	$22,556,354
Merrill Lynch term loan facility (b)	11,744,718
$34,301,072

Principal repayments to maturity by fiscal year are as follows:

2008	$-
2009	2,000,000
2010	10,000,000
2011	-
2012	830,693
Thereafter	24,169,307
Less: Deferred debt issue expenses (net of accumulated
amortization of $399,377)	(2,698,928)
$34,301,072

(a)

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum annual payments under the agreement aggregate US$49.7 million. The annual minimum payments have been reflected in effective interest rate calculation of the debt.

In connection with the financing agreement, the Company recorded a debt liability of $25,000,000, less transaction costs of $2,537,246. The transaction costs include $809,344 assigned to warrants, as disclosed in note 5(d). The Company has imputed an effective interest rate of 13.3%.

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31,

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

6.	Long-term debt (continued):

2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could lengthen the period of payments.

Birmingham's participation rights shall be secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1.

As disclosed in note 5, 1,000,000 warrants were issued with the debt financing agreement. The warrants were valued at $809,344 based on the fair value of the options at the date of grant using the Black-Scholes option pricing model. The warrants have been recorded in the equity section of the balance sheet.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855 "Financial Instruments - Recognition and Measurement". As of November 30, 2007, the estimated fair value of the termination options is nil.

(b)

In August 2006, the Company obtained a term loan facility totalling US$15,840,000 from Merrill Lynch Capital Canada Inc, a division of Merrill Lynch Business Financial Services Inc., Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum.

In conjunction with the Birmingham debt financing transaction described above, the Company agreed to amendments with its existing lenders to certain of the covenants provided for in the credit agreement. The lenders and the Company have agreed:

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

6.	Long-term debt (continued):

(i)

By no later than April 30, 2008, the Company shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Company no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Company no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Company no later than April 30, 2008. The Company believes that it has met this requirement through the Birmingham debt financing transaction described above and the equity financing disclosed in note 5(b).

(ii)	To amend the credit agreement to eliminate the minimum net revenue requirements from sales of AGGRASTAT® and remove the US$10 million minimum liquidity covenant.

(iii)	The Company has deposited US$12 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders (note 4).

(iv)

The Company will not be required to make any principal repayments on the term loan before the expiration of the term loan on February 1, 2010, except that Merrill, at its option, can require the Company to immediately repay US$2.0 million after September 17, 2008.

The Merrill term loan facility is secured by a subordinate security interest to Birmingham in the intellectual property rights of the Company in AGGRASTAT® and MC-1 and a first security interest in all remaining financial, physical, and intangible assets of the Company and its subsidiaries.

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

7.	Commitments, contingencies and guarantees:

(a)	Commitments

As at November 30, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:

2008	$482,914
2009	1,019,000
2010	1,169,000

$2,670,914

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $2,670,914 over the remaining term of the agreement, which expires in fiscal 2010.

In addition to the contractual obligation disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at November 30, 2007, the Company is committed to fund up to a further $2,552,000 related to clinical research agreements with CROs.

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at November 30, 2007, the Company is committed to fund up to an estimated $1,095,000 related to site agreements.

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

7.	Commitments, contingencies and guarantees (continued):

The CRO and site agreements are cancellable upon termination notice of 30, 60 or 90 days, depending upon the terms of the agreement.

In addition, as at November 30, 2007, the Company has committed to fund a further $27,688,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided 30 days notice is provided.

As disclosed in note 6, in September 2007 the Company entered into a debt financing agreement for a US$25 million upfront cash payment. The total minimum annual payments under the agreement aggregate US$49.7 million.

As at November 30, 2007, the Company has provided a research advance of $200,000 (May 31, 2007 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® in the United States and its territories beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents, which is May 6, 2023. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5 and 20 percent of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

The above commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (note 6).

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

8.	Related party transactions:

During the three month and six month periods ended November 30, 2007 the Company paid companies controlled by a director, a total of $85,179 and $166,432, respectively (three and six month periods ended November 30, 2006 - $68,753 and $137,506), for office rent, supplies and consulting fees. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, the patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the three and six month periods ended November 30, 2007, research and development expense would have increased by $175,782 and $405,582, respectively (three and six month periods ended November 30, 2006 - $52,999 and $170,781). Under U.S. GAAP, the amortization expense to be added back for the three and six month periods ended November 30, 2007 is $54,455 and $108,113, respectively (three and six month periods ended November 30, 2006 - $51,713 and $100,919, respectively).

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

Loss for the period, Canadian GAAP	$(16,940,344)	$(6,092,832)	$(32,022,893)	$(9,338,512)
Adjustments for the following:
Intangible assets (a)	(175,782)	(52,999)	(405,582)	(170,781)
Amortization of intangible assets (a)	54,455	51,713	108,113	100,919

Loss for the period, US GAAP	$(17,061,671)	$(6,094,118)	$(32,320,362)	$(9,408,374)

Basic and diluted loss per share	$(0.14)	$(0.06)	$(0.27)	$(0.10)

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2007
(Unaudited)

9.	Reconciliation of generally accepted accounting principles (continued):

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	November 30,	May 31,
	2007	2007

Intangible assets	18,621,004	20,078,862
Capital stock, warrants and contributed surplus	144,573,786	128,382,255
Deficit	(129,729,417)	(97,409,055)

10.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company's assets are located in Canada and Barbados and its operations are located primarily in Canada, the United States and Barbados. During the six month period ended November 30, 2007, 100% of product revenues were generated from sales of AGGRASTAT® in the United States, which was to six customers. Customer A accounted for 40%, Customer B accounted for 36%, Customer C accounted for 21%, and the remaining 3 customers accounted for 3%.

Property and equipment and intangible assets are located in the following countries:

	November 30,	May 31,
	2007	2007

Canada	$233,991	$251,543
Barbados	22,077,811	23,233,236
United States	112,078	123,873